Exhibit 11.1

INSIDER

TRADING POLICY

ARTICLE 1 – Objectives

EDAP TMS Group, including its subsidiaries (hereinafter “EDAP TMS”), as well as its Directors, Officers, Employees, consultants and contractors, as well as (i) members of each such person’s immediate family and household, and (ii) entities controlled by individuals subject to this Insider Trading Policy (“Covered Persons”), are subject to various restrictions, reporting requirements and potential civil and criminal liabilities under the federal securities laws of the United States with respect to purchases or sales of, or other transactions in, EDAP TMS securities.

The objectives of this Insider Trading Policy are to assure to the maximum extent reasonably practicable that:

-	Covered Persons will be advised of their obligations with respect to transactions involving EDAP TMS securities and provided with reasonable assistance in order to comply with those obligations;
-

EDAP TMS will adopt, maintain and follow appropriate procedures and guidelines to minimize potential inadvertent violation of the U.S. federal securities laws and potential liability or embarrassment of EDAP TMS or its management; and

-

any appearance of impropriety on the part of EDAP TMS, its management or employees, will be avoided, thus encouraging confidence in EDAP TMS and its management on the part of EDAP TMS’ shareholders and investment community.

This Insider Trading Policy sets forth policies and guidance applicable to all Covered Persons (ref. to Article 3 below). In this Insider Trading Policy, any reference to a “Director” of EDAP TMS includes a member of the Board of Directors of EDAP TMS. Additional restrictive rules policies are applicable to “Responsible Persons,” “Officers” and “Affiliates” (Ref. to Article 4 and 5 below).

Please read the following policies and guidelines carefully. People designated as “Responsible Persons,” any other Officers and all Directors of EDAP TMS will be required to indicate that they have read and understood this Insider Trading Policy, and agree to strictly adhere to it, by signing the signature page.

Page 1 / 5

ARTICLE 2 – Definitions

“Material Non-Public Information” means information concerning EDAP TMS that (a) is not generally known to the public and (b) if publicly known, would be likely to affect either the market price of EDAP TMS securities or a person’s decision to buy, sell, or hold EDAP TMS securities.  Material Non-Public Information may include, without limitation, information regarding financial and accounting information, projections, business plans, operating methods, intellectual property, research and development programs, product and service information, clinical data that is not yet published, etc… In addition, because this standard may be difficult to apply in everyday situations and is fact intensive, the following are examples of the types of information that courts have found to be material in past cases, and which likely would constitute material inside information if not generally known to the public. This list is not all-inclusive and is only intended as a guide:

➢	Announcements of Fundamental Corporate Changes - What is the company doing?
-	an imminent acquisition, tender offer, merger, or spin-off;
-	plans to go into a new line of business;
-	plans to engage in a new marketing strategy; or
-	plans to introduce a new product.
➢	Financial Reporting - How is the company doing?
-	earnings, profits, and losses;
-	adjustments of reported earnings;
-	purchases, sales, and reevaluations of company assets;
-	environmental compliance and its related costs;
-	solvency problems such as litigation, final judgments, loan defaults, and losses of major clients or contracts;
-	stock splits and dividend plans; or
-	plans to repurchase securities or to go public with a new issue.
➢	Management Integrity - How is the company being managed?
-	Is Management engaged in self-dealing?
-	Is the company engaged in illegal activity?
-	Is the company under investigation?
-	Is the government about to begin an action against the company?

“Responsible Person” means an individual –within EDAP TMS- who is at an enhanced risk of possessing Material Non-Public Information and who therefore must exercise greater diligence to comply with insider trading prohibitions. Is considered a Responsible Person: each Director, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Business Unit Director, General Manager of EDAP TMS Subsidiaries, VP Sales and Marketing Executives, Director of Legal Affairs and Investor Relations, Director of Internal Audit, Consolidator Finance Controller and Account Manager both directly linked to EDAP TMS. Immediate family members (parents, siblings, spouses, children) and household members of each of the foregoing persons are also Responsible Persons.

“Tipping” means disclosing Material Non-Public Information concerning EDAP TMS or making recommendations or expressing opinions on the basis of Material Non-Public Information as to trading in EDAP TMS securities to any person or entity who might be expected to trade while in possession of that information (including, but not limited to, family members, friends, social acquaintances, investors, financial analysts, consulting firms and former Responsible Persons and employees). Tipping is strictly prohibited under this Insider Trading Policy and this prohibition applies whether or not the person disclosing the Material Non-Public Information receives any benefits from the use of that information by the other person or entity.

A “Window Period” means the only time during which Responsible Persons may trade in EDAP TMS securities, and is the period commencing:

2 / 5

- on the first full trading day (a day when the Nasdaq Stock Market is open) after the public release of annual or quarterly earnings and

- ending 15 days prior to the close of the next fiscal quarter.

As a reminder, during a window period, any Responsible Person and any other person possessing Material Non-Public Information may not trade unless the Material Non-Public Information has been made public, and then only after the close of trading on the first full trading day following EDAP TMS’s widespread public release of such information.

ARTICLE 3 – Policy Applicable to all Covered Persons

Covered Persons shall comply with all laws applicable to the trading of EDAP TMS securities.

Covered Persons are prohibited from engaging in short sales of EDAP TMS securities (i.e., selling stock that they do not own and borrowing shares to make delivery) or transactions  which are the substantial equivalent thereof. This includes a prohibition on engaging in any transactions which shifts the economic consequences of ownership of EDAP TMS securities to any third party, including the purchase or sale of puts or calls or listed options, or hedging transactions such as “caps and collars.” Speculation or frequent trading in EDAP TMS securities by Covered Persons is discouraged.

No Covered Persons may buy or sell EDAP TMS securities at any time he or she possesses Material Non-Public Information relating to EDAP TMS.

No Covered Persons may buy or sell securities of any other company if at the time he or she possesses Material Non-Public Information including, without limitation, any information he or she has obtained during the course of his or her employment or position with EDAP TMS.

No Covered Persons shall directly or indirectly (i) engage in “Tipping” Material Non-Public Information concerning EDAP TMS to anyone or (ii) communicate Material Non-Public Information concerning EDAP TMS to anyone outside EDAP TMS or otherwise unless such communication is appropriate under the circumstances, has been properly authorized and the person receiving the information has agreed, in writing, to keep such information confidential and not to engage in transactions involving EDAP TMS securities on the basis of such information.

No Covered Persons shall permit any member of his or her family or other household member to engage in any of the activities described in this Insider Trading Policy and each such family member shall comply, as applicable, with the special rules applicable to Responsible Persons, Officers and Affiliates set forth in Article 4 below.

Each Covered Persons is responsible for ensuring that he or she is in compliance with this policy before engaging in any securities transaction.

No Covered Persons may trade in EDAP TMS securities during any special blackout periods that the Chief Executive Officer may designate in special circumstances.

ARTICLE 4 - 10b5-1 Trading Plans

Notwithstanding the foregoing restrictions on trading, Covered Persons may execute trades in EDAP TMS securities at a time not during a Window Period (a “Blackout Period”) or a time when he or she possesses Material Non-Public Information if such trades are pursuant to a prearranged written trading contract, instruction or plan (a “10b5-1 Trading Plan”) that (a) complies with Rule 10b5-1 of the Securities Exchange Act of 1934; (b) is not entered into during a Blackout Period or such other time when the Covered Person possesses

3 / 5

any material nonpublic information; and (c) is approved in advance of its implementation by the EDAP TMS's Director of Legal Affairs or Chief Financial Officer. Any 10b5-1 Trading Plan must be submitted for approval to the EDAP TMS's Director of Legal Affairs or Chief Financial Officer at least five business days prior to the entry into the 10b5-1 Trading Plan. Any Covered Person party to a 10b5-1 Trading Plan must also obtain the approval of the EDAP TMS's Director of Legal Affairs or Chief Financial Officer prior to amending or terminating such plan. Any trades consummated pursuant to a 10b5-1 Trading Plan must promptly be reported to the EDAP TMS's Director of Legal Affairs or Chief Financial Officer.

ARTICLE 5 - Special Blackout Periods

From time to time, an event may occur that is material to EDAP TMS and is known by only a few Covered Persons. So long as the event remains material and non-public, these Covered Persons designated by the Director of Legal Affairs or Chief Financial Officer may not trade EDAP TMS securities. In addition, EDAP TMS's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Director of Legal Affairs or Chief Financial Officer, these designated Covered Persons should refrain from trading in EDAP TMS securities even sooner than the typical Blackout Period. In that situation, the Director of Legal Affairs or Chief Financial Officer may notify these Company Persons that they should not trade in EDAP TMS securities without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to EDAP TMS as a whole and should not be communicated to any other person. Even if the Director of Legal Affairs or Chief Financial Officer has not designated a specific Covered Person as a person who should not trade due to an event-specific restriction, such Covered Person should not trade while aware of Material Non-Public Information. Exceptions will not be granted during an event-specific trading restriction period.

ARTICLE 6 - Additional Trading Restrictions for Responsible Persons

In addition to the restrictions set forth above, no Responsible Person, as defined here above, shall purchase or sell any EDAP TMS securities except during a Window Period. A Responsible Person may be authorized to purchase and sell EDAP TMS securities outside a Window Period if he or she demonstrates to the satisfaction of the Chief Executive Officer or the Audit Committee, if applicable, that he or she (i) has a compelling need to engage in such a transaction and (ii) possesses no Material Non-Public Information.

The resale of any EDAP TMS securities acquired pursuant to a stock option plan must be made in compliance with this Insider Trading Policy, i.e. securities purchased or subscribed for pursuant to a stock-option plan cannot be sold on the market outside a Window Period.

No Responsible Person may trade in EDAP TMS securities during any special blackout periods that the Chief Executive Officer may designate in special circumstances.

Each Responsible Person and Executive must use his or her best efforts (consistent with his or her duty of confidentiality to EDAP TMS) to advise his or her family or other household members and any investment manager acting on his or her behalf of the restrictions to which he or she is subject pursuant to this Insider Trading Policy.

VIOLATIONS OF ANY OF THE FOREGOING CAN LEAD TO SIGNIFICANT FINES, IMPRISONMENT AND OTHER PENALTIES FOR THOSE INDIVIDUALS INVOLVED.  FAILURE TO STRICTLY ADHERE TO THIS INSIDER TRADING POLICY WILL RESULT IN SERIOUS CONSEQUENCES AND MAY RESULT IN TERMINATION OF EMPLOYMENT.

4 / 5

CERTIFICATION

I, ____________________________________ , hereby certify that I have read and understand the above Insider Trading Policy, and agree to strictly adhere to it.

Signature	Date

5 / 5